Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-215895

March 21, 2017

Medtronic, Inc.

Pricing Term Sheet

March 21, 2017

4.625% Senior Notes due 2045

Issuer:	Medtronic, Inc.

Guarantors:	Medtronic plc and Medtronic Global Holdings S.C.A.

Trade Date:	March 21, 2017

Settlement Date*:	T+5; March 28, 2017

Denominations:	$2,000 x 1,000

Joint Bookrunners:	Citigroup Global Markets Inc., Goldman, Sachs & Co., Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc. and Mizuho Securities USA Inc.

Principal Amount:

US $150,000,000

The 2045 Notes will be issued as additional notes, be fully fungible with, rank equally in right of payment with and constitute part of the same series as the U.S.$4,000,000,000 4.625% Senior Notes due 2045 originally issued on December 10, 2014, for a total aggregate principal amount of U.S.$4,150,000,000.

Title:	4.625% Senior Notes due 2045

Security Type/Format:	Senior Notes / SEC Registered

Expected Ratings:**	A3/A (Moody’s/S&P)

Maturity Date:	March 15, 2045

Coupon:	4.625%

Price to Public:	106.542%, plus pre-issuance accrued interest from and including March 15, 2017 to but excluding the date of settlement, totaling $250,520.83 (assuming the settlement date is March 28, 2017)

Yield to Maturity:	4.224%

Spread to Benchmark Treasury:	T + 117 basis points

Benchmark Treasury:	UST 2.875% due November 15, 2046

Benchmark Treasury Price and Yield:	96-16+; 3.054%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2017. All pre-issuance accrued interest from March 15, 2017 to the settlement date will be paid by purchasers of the 2045 Notes.

Optional Redemption:

The issuer may redeem the 2045 Notes in whole or in part, at any time prior to March 15, 2045, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2045 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2045 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, as described in the preliminary prospectus supplement, plus 30 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

CUSIP:	585055 BU9

ISIN:	US585055BU98

*	We expect to deliver the notes against payment for the notes on the fifth business day following the date of this pricing term sheet (“T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the third business day before the date of delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.
**	An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantors have filed with the SEC for more complete information about the issuer and the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc., toll-free at 800-831-9146, Goldman, Sachs & Co., toll-free at 866-471-2526 or Morgan Stanley & Co. LLC, toll-free at 866-718-1649.

This pricing term sheet supplements the preliminary form of prospectus supplement filed by Medtronic, Inc. on March 21, 2017 relating to its prospectus dated February 3, 2017.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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